UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2026
Commission File Number: 001-41253

Super Group (SGHC) Limited
(Translation of registrant’s name into English)

Super Group (SGHC) Limited
Bordeaux Court, Les Echelons
St. Peter Port, Guernsey, GY1 1AR
Telephone: +44 (0) 1481 746 411
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

CONTENTS
Submission of Matters to a Vote of Security Holders.
On June 25, 2026 Super Group (SGHC) Limited (NYSE: SGHC) held its 2026 Annual Meeting of Shareholders (the “Annual Meeting”).
Represented at the Meeting were 437,650,834 shares, or 86.13%, of the Company’s 508,096,671 shares entitled to vote at the Meeting. The following matters were voted upon at the Annual Meeting and below are the voting results:

	FOR		AGAINST		ABSTAIN
	Votes	% of Votes	Votes	% of Votes	Votes
Resolution 1
Super Group shareholders approved an ORDINARY RESOLUTION that the annual report, the audited financial statements, the Directors’ report and the Auditor’s report for the financial year ended 31 December 2025 were received and approved:	437,631,594	100.00%	4,147	—%	15,093

Resolution 2
Super Group shareholders approved an ORDINARY RESOLUTION ratifying the appointment of Deloitte LLP as the auditor of the Company from the end of this annual general meeting until the end of the next annual general meeting of the Company in accordance with section 257(4) of the Companies (Guernsey) Law, 2008, as amended (the "Companies Law"):	437,636,034	100.00%	7,039	—%	7,761

Resolution 3
Super Group shareholders approved an ORDINARY RESOLUTION authorising the Directors of the Company to determine the remuneration of the Auditor in accordance with section 259(a)(ii) of the Companies Law:	437,548,587	99.98%	10,171	—%	92,076

Resolution 4
Super Group shareholders approved an ORDINARY RESOLUTION confirming the re-appointment of Eric Grubman as a director of the Company from the end of the AGM until the end of the next annual general meeting of the Company:	437,258,845	99.91%	381,478	0.09%	10,511

Resolution 5
Super Group shareholders approved an ORDINARY RESOLUTION confirming the re-appointment of Robert James Dutnall as a director of the Company from the end of the AGM until the end of the next annual general meeting of the Company:	432,525,110	98.83%	4,989,500	1.14%	136,224

Resolution 6
Super Group shareholders approved an ORDINARY RESOLUTION confirming the re-appointment of John Le Poidevin as a director of the Company from the end of the AGM until the end of the next annual general meeting of the Company:	435,587,751	99.53%	1,917,824	0.44%	145,259

Resolution 7
Super Group shareholders approved an ORDINARY RESOLUTION confirming the re-appointment of Natara Holloway Branch as a director of the Company from the end of the AGM until the end of the next annual general meeting of the Company:	437,492,696	99.96%	94,752	0.02%	63,389

	FOR		AGAINST		ABSTAIN
	Votes	% of Votes	Votes	% of Votes	Votes
Resolution 8
Super Group shareholders approved an ORDINARY RESOLUTION confirming the re-appointment of Jonathan Jossel as a director of the Company from the end of the AGM until the end of the next annual general meeting of the Company:	434,122,298	99.19%	3,465,276	0.79%	63,260

Resolution 9
Super Group shareholders approved an ORDINARY RESOLUTION confirming the re-appointment of Merrick Wolman as a director of the Company from the end of the AGM until the end of the next annual general meeting of the Company:	437,238,079	99.91%	351,544	0.08%	61,214

Resolution 10
Super Group shareholders approved an ORDINARY RESOLUTION confirming that the Company be and is hereby generally and unconditionally authorised, in accordance with section 315 of the Companies Law, subject to all other applicable legislation and regulations, to make market acquisitions (within the meaning of section 316 of the Companies Law) of its own Shares (as defined in the Company's Articles of Incorporation) (the "Shares"), on such terms and in such manner as the Directors may from time to time determine and which may be cancelled or held as treasury shares in accordance with the Companies Law, provided that:
	406,396,538	92.86%	31,194,156	7.13%	60,140
a.the maximum aggregate number of Shares authorised to be purchased under this authority shall not exceed 14.99% of the Shares in issue (excluding Shares held in treasury) as at the date this resolution is passed;
b.the minimum price (exclusive of expenses) which may be paid for a Share shall be 1% of the average market value of a Share for the three Business Days prior to the day the purchase is made;
c.the maximum price (exclusive of expenses) which may be paid for a Share shall be not more than 110% the of the average market value of a Share for the three Business Days prior to the day the purchase is made;

such authority to expire on the date which is 15 months from the date of passing of this resolution or, if earlier, at the end of the annual general meeting of the Company to be held in 2025 (unless previously renewed, revoked or varied by the Company by ordinary resolution) save that the Company may make a contract to acquire Shares under this authority before its expiry which will or may be executed wholly or partly.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPER GROUP (SGHC) LIMITED

Date: July 1, 2026	By:	/s/ Robert James Dutnall
	Name:	Robert James Dutnall
	Title:	Authorized Signatory